Exhibit 99.1

ZIM Reports Financial Results for the Second Quarter of 2022

Recorded Q2 2022 Net Income of $1.34 Billion; Continued to Deliver Very Strong Operating Margins

Reaffirmed 2022 Full Year Guidance: Expect to Generate Record Adjusted EBITDA1
of $7.8-$8.2 Billion and Adjusted EBIT of $6.3-$6.7 Billion

Increased Quarterly Dividend Payout to 30% of Net Income; Declared Q2 2022
Dividend of Approximately $571 million, or of $4.75 per Share

Haifa, Israel, August 17, 2022 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and six months ended June 30, 2022.

Second Quarter 2022 Highlights
•
Net income for the second quarter was $1.34 billion (compared to $888 million in the second quarter of 2021), a year-over-year increase of 50%, or $11.07 per diluted share[2] (compared to $7.38 in the second quarter of 2021)

•	Adjusted EBITDA for the second quarter was $2.10 billion, a year-over-year increase of 57%
•	Operating income (EBIT) for the second quarter was $1.76 billion, a year-over-year increase of 52%
•	Revenues for the second quarter were $3.43 billion, a year-over-year increase of 44%
•	Carried volume in the second quarter was 856 thousand TEUs, a year-over-year decrease of 7%
•	Average freight rate per TEU in second quarter was $3,596, a year-over-year increase of 54%
•	Net leverage[1] ratio of 0.1x at June 30, 2022, compared to 0.0x at December 31, 2021
•	Declared dividend of approximately $571 million, or $4.75 per share, representing approximately 30% of second quarter net income and a 10% onetime catch-up from the Q1 2022 net income

1 See disclosure regarding “Use of Non-IFRS Financial Measures”.
2 The number of shares used to calculate the diluted earnings per share is 120,442,213. The number of outstanding shares as of June 30, 2022, was 120,047,393.

Eli Glickman, ZIM President & CEO, stated, “We reported today strong Q2 results, including net profit of $1.34 billion, as well as our best ever first half-year results with standout margins, among the highest of our liner peers. During this period, we maintained our strong execution, agility and commitment to profitable growth as we continue to advance ZIM’s position as an innovative digital leader of seaborne transportation. Due to our conviction in ZIM’s ability to earn sustainable long-term profits, we are increasing our quarterly dividend payout from 20% to 30% of quarterly net income, allowing shareholders to benefit from our strong results even more directly on a quarterly basis. Importantly, at the same time, we maintain our dividend policy, according to which shareholders may receive up to 50% of annual earnings.”

Mr. Glickman added, “Over the past several weeks, we have seen a gradual decline in freight rates, including in the transpacific trades, despite continued port congestion and resilient demand, driven by macroeconomic and geopolitical uncertainties. The dynamic nature of our industry illustrates the importance of staying focused on ZIM’s core strategy and key strengths. Our global niche approach is centered on successfully identifying attractive growth opportunities and adjusting our fleet size dependent on changing market conditions. A prime example of this has been the growth in our car carriage activities, growing from one vessel operated 2 years ago to 10 car carriers operated today. We believe that this approach will continue to serve us well as the market is expected to normalize from peak levels.”

Mr. Glickman concluded, “Despite the backdrop of various challenges, based on our strong performance in the year to date coupled with spot and contract rates that remain highly profitable, we are reaffirming our 2022 guidance, which would mark another year of record earnings and profitability. Moving forward, we are confident that our differentiated strategy, the proactive steps we have taken to strengthen our commercial offering and secure cost efficient newbuild capacity through multiple chartering agreements, and continued investment in digital initiatives and disruptive technologies, will position ZIM as a top performer in our industry and enable us to deliver long-term value to our shareholders.”

Summary of Key Financial and Operational Results

	Q2.22	Q2.21	1H.22	1H.21
Carried volume (K-TEUs)	856	921	1,715	1,739
Average freight rate ($/TEU)	3,596	2,341	3,722	2,145
Revenue ($ in millions)	3,429	2,382	7,145	4,126
Operating income (EBIT) ($ in millions)	1,764	1,157	4,007	1,841
Profit before income tax ($ in millions)	1,736	1,112	3,955	1,756
Net income ($ in millions)	1,336	888	3,047	1,478
Adjusted EBITDA[1] ($ in millions)	2,101	1,335	4,634	2,156
Adjusted EBIT[1] ($ in millions)	1,764	1,159	4,006	1,847
Adjusted EBITDA margin (%)	61	56	65	52
Adjusted EBIT margin (%)	51	49	56	45
Net cash generated from operating activities ($ in millions)	1,710	1,181	3,370	1,958
Earnings per share (diluted EPS) ($)	11.07	7.38	25.26	12.56
Free cash flow[1] ($ in millions)	1,639	851	3,122	1,495
	JUN.22	DEC.21
Net debt (net cash)[1] ($ in millions)	630	(509)

Financial and Operating Results for the Second Quarter Ended June 30, 2022

Total revenues were $3.43 billion for the second quarter of 2022, compared to $2.38 billion for the second quarter of 2021, primarily driven by elevated freight rates, offset by slightly lower volumes.

Operating income (EBIT) for the second quarter of 2022 was $1.76 billion, compared to $1.16 billion for the second quarter of 2021, resulting from higher revenues which more than compensated for increased costs, primarily vessel chartering and bunkering costs.

Net income for the second quarter of 2022 was $1.34 billion, compared to $888 million for the second quarter of 2021. Net income for the second quarter of 2022 included a tax expense of $401 million, compared to $224 million for the second quarter of 2021.

Adjusted EBITDA was $2.10 billion for the second quarter of 2022, compared to $1.34 billion for the second quarter of 2021. Adjusted EBIT was $1.76 billion for the second quarter of 2022, compared to $1.16 billion for the second quarter of 2021. Adjusted EBITDA and Adjusted EBIT margins for the second quarter of 2022 were 61% and 51%, respectively. This compares to 56% and 49% for the second quarter of 2021.

Net cash generated from operating activities was $1.71 billion for the second quarter of 2022, compared to $1.18 billion for the second quarter of 2021.

ZIM carried 856 thousand TEUs in the second quarter of 2022, compared to 921 thousand TEUs in the second quarter of 2021. The average freight rate per TEU was $3,596 for the second quarter of 2022, compared to $2,341 for the second quarter of 2021.

Financial and Operating Results for the Six Months Ended June 30, 2022

Total revenues were $7.15 billion for the first half of 2022, compared to $4.13 billion for the first half of 2021, primarily driven by elevated freight rates.

Operating income (EBIT) for the first half of 2022 was $4.01 billion, compared to $1.84 billion for the first half of 2021. Similar to the second quarter, the six-month operating income benefited from the elevated freight rates, the impact of which was partially offset by the increased vessel chartering and bunkering costs.

Net income for the first half of 2022 was $3.05 billion, compared to $1.48 billion for the first half of 2021. Net income for the first half of 2022 included a tax expense of $908 million, compared to $278 million for the first half of 2021.

Adjusted EBITDA was $4.63 billion for the first half of 2022, compared to $2.16 billion for the first half of 2021. Adjusted EBIT was $4.01 billion for the first half of 2022, compared to $1.85 billion for the first half of 2021. Adjusted EBITDA and Adjusted EBIT margins for the first half of 2022 were 65% and 56%, respectively. This compares to 52% and 45% for the first half of 2021.

Net cash generated from operating activities was $3.37 billion for the first half of 2022, compared to $1.96 billion for the first half of 2021.

ZIM carried 1,715 thousand TEUs in the first half of 2022, compared to 1,739 thousand TEUs in the first half of 2021. The average freight rate per TEU was $3,722 for the first half of 2022, compared to $2,145 for the first half of 2021.

Liquidity, Cash Flows and Capital Allocation

ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $121 million from $3.81 billion as of December 31, 2021 to $3.93 billion at June 30, 2022. Capital expenditures totaled $82 million for the second quarter of 2022, compared with $331 million for the second quarter of 2021. Net debt was $630 million as of June 30, 2022, compared to net cash of $509 million as of December 31, 2021, a change of $1.14 billion. ZIM’s net leverage ratio as of June 30, 2022 was 0.1x, compared to 0.0x as of December 31, 2021.

Updated Dividend Policy and Q2-2022 Dividend

Commencing with the dividend for the second quarter of 2022, ZIM intends to distribute a dividend to its shareholders on a quarterly basis at a rate of approximately 30% of the net quarterly income (up from 20% of net income) of each of the first three fiscal quarters of the year. The Company further expects that the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid on account of the first three fiscal quarters of the year) will total 30-50% of its annual net income.  All future dividends are subject to the Company's Board discretion and to the restrictions provided by Israeli law.

In accordance with the Company's updated dividend policy, ZIM's Board of Directors declared a cash dividend of approximately $571 million, or $4.75 per ordinary share, reflecting 30% of second quarter 2022 net income plus a one-time catch up of 10% of Q1 2022 net income. The dividend will be paid on September 8, 2022 to holders of ZIM ordinary shares as of August 29, 2022.

Reaffirmed Full-Year 2022 Guidance

The Company reaffirmed its previously provided guidance for the full-year 2022 and expects to generate Adjusted EBITDA of between $7.8 billion and $8.2 billion and Adjusted EBIT of between $6.3 billion and $6.7 billion.

Collaboration with 2M Alliance Partners

The extension and modification of the Company’s operational collaboration agreement with the 2M alliance partners became effective April 2, 2022, and ZIM and the 2M alliance partners began operating their joint services on the Asia – US East Coast (USEC) and Asia – US Gulf Coast (USGC) trades based on a full slot exchange and vessel sharing agreement. Accordingly, ZIM currently operates two out of the six joint Asia to USEC services (ZCP & ZSE) as well as three additional vessels on one of two joint Asia to USGC services (ZGX). Separately, ZIM’s slot purchase agreement with the 2M alliance partners on the Asia to Mediterranean and Pacific Northwest trades was terminated and ZIM launched independent services.

Use of Non-IFRS Measures in the Company’s 2022 Guidance

A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2022 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and such corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Conference Call Details

Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-265-6958 or +1-718-705-8796; Israel +972-3-721-9662 or UK/international +44-1-212-818-004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in approximately 100 countries serving approximately 30,000 customers in over 350 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, global and/or regional political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2021 Annual Report filed with the SEC on March 9, 2022.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET
(U.S. dollars in millions)

	June 30		December 31
	2022	2021	2021
Assets
Vessels	4,405.3	1,768.3	2,957.8
Containers and handling equipment	1,281.4	1,019.3	1,365.8
Other tangible assets	77.7	67.0	68.9
Intangible assets	79.4	67.4	73.8
Investments in associates	17.8	12.4	12.2
Other investments	651.0	5.4	169.2
Trade and other receivables	109.5	6.1	107.2
Deferred tax assets	2.3	1.5	2.1
Total non-current assets	6,624.4	2,947.4	4,757.0

Inventories	216.2	99.7	119.0
Trade and other receivables	1,346.2	963.3	1,278.0
Other investments	2,358.9	46.8	2,144.5
Cash and cash equivalents	946.8	1,545.3	1,543.3
Total current assets	4,868.1	2,655.1	5,084.8
Total assets	11,492.5	5,602.5	9,841.8

Equity
Share capital and reserves	2,010.6	1,992.9	2,011.4
Retained earnings (deficit)	3,231.4	(279.5)	2,580.6
Equity attributable to owners of the Company	5,242.0	1,713.4	4,592.0
Non-controlling interests	6.2	5.0	7.5
Total equity	5,248.2	1,718.4	4,599.5

Liabilities
Lease liabilities	2,929.0	1,427.8	2,178.7
Loans and other liabilities	164.8	130.0	120.8
Employee benefits	50.0	64.1	65.6
Deferred tax liabilities	133.8	42.5	120.6
Total non-current liabilities	3,277.6	1,664.4	2,485.7

Trade and other payables	901.3	944.8	1,086.3
Provisions	30.8	28.2	28.3
Contract liabilities	577.5	453.0	618.3
Lease liabilities	1,377.2	658.4	893.0
Loans and other liabilities	79.9	135.3	130.7
Total current liabilities	2,966.7	2,219.7	2,756.6
Total liabilities	6,244.3	3,884.1	5,242.3
Total equity and liabilities	11,492.5	5,602.5	9,841.8

CONSOLIDATED INCOME STATEMENTS
(U.S. dollars in millions, except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021

Income from voyages and related services	7,145.2	4,126.3	3,428.8	2,382.0	10,728.7
Cost of voyages and related services
Operating expenses and cost of services	(2,380.6)	(1,869.5)	(1,262.3)	(988.9)	(3,905.9)
Depreciation	(616.0)	(298.7)	(331.6)	(170.6)	(756.3)
Gross profit	4,148.6	1,958.1	1,834.9	1,222.5	6,066.5

Other operating income	19.3	4.2	14.7	1.8	14.5
Other operating expenses	(0.2)	(0.5)	(0.1)	(0.4)	(1.0)
General and administrative expenses	(162.0)	(123.5)	(84.9)	(67.6)	(267.7)
Share of profits of associates	1.1	2.2	(0.3)	0.7	4.0

Results from operating activities	4,006.8	1,840.5	1,764.3	1,157.0	5,816.3

Finance income	47.4	5.7	26.0	(1.1)	18.8
Finance expenses	(99.2)	(90.2)	(53.9)	(43.9)	(175.6)

Net finance expenses	(51.8)	(84.5)	(27.9)	(45.0)	(156.8)

Profit before income taxes	3,955.0	1,756.0	1,736.4	1,112.0	5,659.5

Income taxes	(908.2)	(278.2)	(400.6)	(223.8)	(1,010.4)

Profit for the year	3,046.8	1,477.8	1,335.8	888.2	4,649.1

Attributable to:

Owners of the Company	3,041.9	1,474.1	1,333.1	886.5	4,640.3
Non-controlling interests	4.9	3.7	2.7	1.7	8.8
Profit for the period	3,046.8	1,477.8	1,335.8	888.2	4,649.1

Earnings per share (US$)
Basic earnings per 1 ordinary share	25.36	13.11	11.11	7.71	40.31
Diluted earnings per 1 ordinary share	25.26	12.56	11.07	7.38	39.02

Weighted average number of shares for EPS calculation
Basic	119,950,718	112,403,315	119,990,308	115,000,000	115,105,504
Diluted	120,441,961	117,391,556	120,442,213	120,133,808	118,933,723

CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in millions)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021

Cash flows from operating activities
Profit for the period	3,046.8	1,477.8	1,335.8	888.2	4,649.1

Adjustments for:
Depreciation and amortization	627.5	309.7	337.3	176.1	779.2
Net finance expenses	51.8	84.5	27.9	45.0	156.8
Share of profits and change in fair value of investees	(3.7)	(3.2)	(2.2)	(0.7)	(4.7)
Capital gain	(15.8)	(1.1)	(11.8)	(0.7)	(8.7)
Income taxes	908.2	278.2	400.6	223.8	1,010.4
Other non-cash items	10.0		7.5		20.8
	4,624.8	2,145.9	2,095.1	1,331.7	6,602.9
Change in inventories	(97.2)	(47.5)	(42.4)	(13.4)	(66.8)
Change in trade and other receivables	(61.8)	(434.1)	34.5	(259.9)	(766.5)
Change in trade and other payables including contract liabilities	30.9	300.3	(5.1)	124.6	555.9
Change in provisions and employee benefits	(2.2)	4.8	(0.1)	5.5	6.6
	(130.3)	(176.5)	(13.1)	(143.2)	(270.8)
Dividends received from associates		1.9		1.2	4.4
Interest received	7.4	2.2	4.2	1.5	3.5
Income taxes paid	(1,132.0)	(15.5)	(376.3)	(10.6)	(369.1)

Net cash generated from operating activities	3,369.9	1,958.0	1,709.9	1,180.6	5,970.9

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	16.9	2.3	11.6	1.8	10.9
Acquisition of tangible assets, intangible assets and interest in investees	(263.1)	(464.5)	(80.6)	(331.5)	(1,005.0)
Acquisition of investment instruments, net	(515.9)		(333.0)		(182.5)
Change in other receivables	(2.6)		(2.3)		(101.8)
Change in other investments (mainly deposits), net	(189.1)	14.3	(288.9)	16.4	(2,064.7)

Net cash used in investing activities	(953.8)	(447.9)	(693.2)	(313.3)	(3,343.1)

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	59.2	50.0		50.0	50.0
Issuance of share capital, net of issuance costs		205.4			205.4
Repayment of borrowings and lease liabilities	(532.5)	(692.4)	(323.6)	(502.0)	(1,191.3)
Change in short term loans	(53.5)	(16.0)	(33.5)	(15.0)	(16.0)
Dividend paid to non-controlling interests	(4.6)	(4.7)	(0.1)	(1.9)	(4.7)
Dividend paid to owners of the Company	(2,378.6)		(2,378.6)		(536.4)
Interest and other financial expenses paid	(94.7)	(77.3)	(54.2)	(42.5)	(160.0)

Net cash used in financing activities	(3,004.7)	(535.0)	(2,790.0)	(511.4)	(1,653.0)

Net change in cash and cash equivalents	(588.6)	975.1	(1,773.3)	355.9	974.8
Cash and cash equivalents at beginning of the period	1,543.3	570.4	2,727.2	1,188.4	570.4
Effect of exchange rate fluctuation on cash held	(7.9)	(0.2)	(7.1)	1.0	(1.9)

Cash and cash equivalents at the end of the period	946.8	1,545.3	946.8	1,545.3	1,543.3

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT
(U.S. dollars in millions)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021

Net income	3,047	1,478	1,336	888
Financial expenses, net	52	85	28	45
Income taxes	908	278	400	224
Operating income (EBIT)	4,007	1,841	1,764	1,157
Non-cash charter hire expenses	0	1	0	1
Capital gain, beyond the ordinary course of business	(1)	0	0	0
Expenses related to legal contingencies	0	5	0	1
Adjusted EBIT	4,006	1,847	1,764	1,159
Adjusted EBIT margin	56%	45%	51%	49%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
(U.S. dollars in millions)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021

Net income	3,047	1,478	1,336	888
Financial expenses, net	52	85	28	45
Income taxes	908	278	400	224
Depreciation and amortization	627	309	337	176
EBITDA	4,634	2,150	2,101	1,333
Non-cash charter hire expenses	0	1	0	1
Expenses related to legal contingencies	0	5	0	1
Adjusted EBITDA	4,634	2,156	2,101	1,335
Adjusted EBITDA margin	65%	52%	61%	56%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(U.S. dollars in millions)

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021

Net cash generated from operating activities	3,370	1,958	1,710	1,181
Capital expenditures, net	(248)	(463)	(71)	(330)
Free cash flow	3,122	1,495	1,639	851